UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

834203309

(CUSIP Number)

August 27, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Vivo Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,291,851 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,291,851 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,291,851 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	The shares of common stock, $0.001 par value (the “Common Stock”) of Soleno Therapeutics, Inc. (the “Issuer”) are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	The percent of class was calculated based upon 38,871,594 shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024.

1.	NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,291,851 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,291,851 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,291,851 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(2)	The percent of class was calculated based upon 38,871,594 shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

Explanatory Statement

The Reporting Persons initially reported their beneficial ownership of the Issuer on a Schedule 13G filed with the SEC on May 15, 2023 and subsequently reported their beneficial ownership on a Schedule 13D originally filed with the SEC on June 1, 2023, as amended on October 11, 2023 and May 1, 2024 (the “Schedule 13D”). Pursuant to Rule 13d-1(h), the Reporting Persons are eligible to again report their beneficial ownership of shares of Common Stock of the Issuer on a Schedule 13G, and this Schedule 13G shall operate as an amendment to the Schedule 13D.

Item 1.	Issuer

	(a)	Name of Issuer:

Soleno Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

203 Redwood Shores Pkwy, Suite 500 Redwood City, CA 94065

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

(ii)	Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number: 834203309

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Vivo Opportunity Fund Holdings, L.P.	6,291,851	0	6,291,851	0	16.2	%*
Vivo Opportunity, LLC	6,291,851	0	6,291,851	0	16.2	%*

*	The percent of class was calculated based upon 38,871,594 shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By:	Vivo Opportunity, LLC
Its:	General Partner

/s/ Kevin Dai
Name:	Kevin Dai
Title:	Managing Member

VIVO OPPORTUNITY, LLC

/s/ Kevin Dai
Name:	Kevin Dai
Title:	Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement